TransAlta adds 123MW of wind power ahead of schedule

CALGARY, ALBERTA (December 6, 2010) TransAlta Corporation (TSX: TA) (NYSE: TAC) today announced the company has commissioned 123 megawatts (MW) from two new wind facilities – one in Alberta, the other in New Brunswick – both ahead of schedule and on budget.

“TransAlta is committed to growing and diversifying our generation fleet.  With the successful completion of these two facilities our wind portfolio is now 1,073 MW, which is the largest in Canada,” said Steve Snyder, President and CEO. “We continue to deliver our wind projects on time and on budget despite challenges like extreme weather.”

The $135-million Ardenville Wind Facility, located about eight kilometres south of Fort Macleod, Alberta, involved the installation of 23 Vestas V90-3.0 MW wind turbines.  The facility has an installed capacity of 69 MW and is expected to generate enough power for about 11,500 average homes.

The $102-million expansion to the Kent Hills Wind Facility, located about 33 kilometres southwest of Moncton, New Brunswick, has increased the existing generation capacity by 54 MW with the installation of 18 Vestas V90-3.0 MW wind turbines.  The expansion will generate enough electricity to meet the needs of about 9,000 homes.

With facilities from Alberta to New Brunswick, TransAlta is Canada’s largest producer of wind power, operating more than a third of Canada’s installed 3,549 MW wind capacity.  Over the last two years TransAlta has successfully constructed three new wind facilities and completed expansions of two existing facilities.

TransAlta’s renewable generation portfolio now totals 2,155 MW; including 1,073 MW of wind, 893 MW of hydroelectric, 25 MW of biomass and 164 MW of geothermal energy in California through a partnership with CE Generation LLC.

For more information, visit www.transalta.com.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Bob Klager

Director, Public Affairs

Phone:  (403) 267-7330 or Email: robert_klager@transalta.com

Investor inquiries:

Jess Nieukerk

Director, Investor Relations

Phone: (403) 267-3607 or Email: jess_nieukerk@transalta.com